EXHIBIT 99.1

Brookfield Renewable Reports Strong 2025 Results and Announces 5% Distribution Increase

This news release constitutes a “designated news release” for the purposes of the prospectus supplement dated January 12, 2026 to the short form base shelf prospectus of Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation dated January 23, 2025.

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Jan. 30, 2026 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and twelve months ended December 31, 2025.

“2025 was a very strong year for our business as we delivered record results and extended our leadership position as the partner of choice to both governments and corporates seeking scale, clean and reliable energy solutions. This year we signed a first-of-its-kind Hydro Framework Agreement with Google to deliver up to 3,000 megawatts of hydro capacity and Westinghouse partnered with the U.S. Government to reinvigorate the nuclear power sector in the U.S. through the delivery of new-build Westinghouse nuclear reactors,” said Connor Teskey, CEO of Brookfield Renewable.

He continued, “Driven by the multi-decade trends of reindustrialization and electrification, which have been amplified by ongoing data center development, today’s robust energy demand growth requires development of ‘any and all’ forms of energy. With our differentiated capabilities in critical baseload technologies, combined with our pipeline of low-cost, fast-to-market solar and wind projects, we believe we are exceptionally well positioned to capture this significant opportunity and deliver outsized earnings growth in the years to come.”

	For the three months ended December 31		For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited	2025	2024	2025	2024
Net Income (Loss) attributable to Unitholders	$410	$(9)	$(19)	$(464)
– per LP unit(1)	0.54	(0.06)	(0.25)	(0.89)
Funds From Operations (FFO)(2)	346	304	1,334	1,217
– per Unit(2)(3)	0.51	0.46	2.01	1.83

Brookfield Renewable reported FFO of $1,334 million or $2.01 per unit for the twelve months ended December 31, 2025, up 10% on a per-unit basis year-over-year, benefiting from solid operating performance, growth from development activities, accretive acquisitions and scaling capital recycling. After deducting non-cash depreciation and other expenses, our Net Loss attributable to Unitholders for the twelve months ended December 31, 2025 was $19 million.

Strong Operating Performance

Our diversified global portfolio, underpinned by stable, inflation-linked cash flows, combined with our asset sales, acquisitions, and organic growth helped us deliver strong FFO per-unit growth for the year. We also continued to execute on commercial initiatives securing our cash-flows going forward and enabling us to execute upfinancings that will fund further growth.

  Our hydroelectric segment delivered strong FFO of $607 million, up 19% year-over-year on the back of higher revenue from commercial initiatives, stronger generation in Canada and Colombia, and gains on the sale of non-core assets that we executed during the year. We continue to see robust demand for our hydro generation, notably from hyperscalers, who are signing long term contracts to support their increasing power demand. We see significant potential to further partner with these high-quality offtakers to drive our cash flow growth.
  Our wind and solar segments generated a combined $648 million of FFO, benefiting from our diversified global operating fleet, development activities and acquisitions of Neoen, Geronimo Power and our investment in a portfolio of contracted, operating offshore wind assets in the U.K. This growth was offset by gains on sale recorded in last year’s results, including the sale of Saeta and the partial disposition of Shepherds Flat.
  Our distributed energy, storage, and sustainable solutions segments contributed $614 million of FFO, up almost 90% from the prior year driven by growth through development, the acquisition of Neoen, the strong performance of Westinghouse on the back of continued momentum in the nuclear sector and a gain on the sale of our North American distributed generation business.
  During the year, we advanced our commercial priorities, securing long-term contracts for over 9,000 megawatts of generation capacity across our operating fleet. We signed our first hydro contracts with hyperscalers reflecting what we see as a growing shift in demand from leading technology companies for clean, dispatchable hydro generation. In total, these and other agreements across our operating fleet enhance cash flow visibility, support delivery of our target returns, and have enabled us to upfinance assets to fund future growth on an accretive basis.

We committed or deployed up to $8.8 billion ($1.9 billion net to Brookfield Renewable) across strategic technologies in our core markets via development and the acquisition of leading platforms and assets. We also advanced and executed strategic partnerships with governments and leading corporates to deliver large-scale, reliable clean energy solutions.

  This year, we continued to expand our global renewables footprint through several large-scale transactions, including the successful privatization of Neoen, our largest single investment to date, which established our leadership positions in France, Australia, and the Nordics and significantly enhanced our battery capabilities; the acquisition of Geronimo Power, a scale U.S. platform with 3,200 megawatts of operating and under-construction capacity and an over 30,000-megawatt development pipeline, further cementing our leading position in the U.S. market; and an increase in our ownership of Isagen to ~37%, one of our best performing businesses since our initial acquisition about a decade ago.
  Throughout the year we delivered a record ~8,000 megawatts of new capacity globally across utility scale solar, wind, distributed energy and storage, a 20% increase in our commissioned capacity year-over-year, as we continue to scale up our development activities. We ended the year with ~84,000 megawatts of advanced stage projects and expect to deliver a run-rate of ~10,000 megawatts per year by 2027.
  Westinghouse entered into a transformational strategic partnership agreement with the U.S. Government to deliver new nuclear reactors utilizing Westinghouse technology in America. The agreement represents one of the most significant energy commitments in the country’s history and we expect will catalyze the further deployment of nuclear energy globally, benefiting Westinghouse and Brookfield Renewable for decades to come.
  We further demonstrated our position as the partner of choice to the global hyperscalers, signing a Hydro Framework Agreement with Google to deliver up to 3,000 megawatts of hydro capacity. The agreement reflects the robust demand for energy from the hyperscalers and their increasing focus on securing scale baseload power to support their growth.
  We are advancing a first-of-its-kind opportunity through Neoen, where we are progressing a 1,000+ megawatt battery energy storage system partnering with a sovereign wealth fund to enhance the reliability of their country’s grid. With rising energy demand and greater emphasis on grid reliability, we continue to see expanding opportunities for battery storage and believe we are well positioned to benefit given our leading capabilities.

We continue to execute on our asset recycling program, generating a record ~$4.5 billion ($1.3 billion, net to Brookfield Renewable) in expected proceeds from signed and closed transactions this year delivering ~2.4x our invested capital and returns above the high end of our target range.

  We continue to demonstrate full-cycle value creation through strategic sales across both de-risked assets and integrated platforms. Our relationships with the largest investors globally, combined with our disciplined approach, makes us well positioned to crystalize strong value.
  This year, asset sales were highlighted by the majority sale of Luminace, our leading North American distributed generation business, the sale of an aggregate 50% interest in portfolio of non-core hydro assets in the U.S. and the sale of a portfolio of derisked operating solar and wind assets in the U.S. We also successfully implemented an asset rotation strategy within our Neoen business in our first year of ownership, selling $1 billion of assets consistent with our business plan at acquisition and see a robust runway of development and asset rotation at that platform.
  Looking ahead, we expect to continue scaling our capital recycling program in an increasingly more programmatic and recurring manner. We recently agreed to sell a two-thirds stake in a scale portfolio of operating wind and solar projects in the U.S., each of which was developed by one of our development platforms. The initial sale is expected to generate ~$860 million (~$210 million net to Brookfield Renewable) in proceeds. We are actively progressing the sale of the remaining minority stake in the portfolio. The closing of this transaction is subject to customary closing conditions, with closing expected to occur in the first half of 2026. The transaction also contemplates a framework for potential future sales of an additional up to $1.5 billion of qualifying assets to the same buyers establishing a potential recurring source of liquidity to fund our growth and crystallize value.

We maintained strong liquidity and strengthened our balance sheet during the year. We enter 2026 well positioned to deploy capital opportunistically into a deep pipeline of growth opportunities.

  We ended the year with $4.6 billion of available liquidity and reaffirmed our BBB+ investment grade rating with three major rating agencies during 2025.
  During the year our business successfully completed over $37 billion in financings, a record for our business, extending maturities and optimizing our capital structure. This past quarter was highlighted by a repricing of the Term Loan B facility at Westinghouse, where Westinghouse reduced its interest costs by almost $9 million annually with potential for further savings should they achieve a ratings improvement in that business due to the recent partnership with the U.S. Government. We also completed a refinancing of our New York hydro portfolio in December, extending maturities at the lowest spread we have ever achieved in the U.S. This outcome reflects strong lender demand for hydro assets and resulted in approximately $250 million of upfinancing proceeds, bringing our total upfinancing proceeds across our business to over $2.2 billion for the year.
  In November, we completed a $650 million bought-deal equity raise and concurrent private placement, and subsequent to year-end we opportunistically issued C$500 million of 30-year notes at 5.20%, achieving our lowest spread ever for a corporate financing. These offerings further strengthened our balance sheet and provide substantial liquidity for the business to capitalize on the expanding opportunity set ahead, particularly in essential baseload and grid-stabilizing technologies, including hydro, nuclear, and energy storage.
  After quarter end, we announced the launch of a $400 million at-the-market equity issuance program of our BEPC shares. Proceeds from the issuance are intended to be used for repurchases of BEP units on a one-for-one basis under our existing NCIB. Given the trading premium of our BEPC shares today, the program is expected to be non-dilutive, increase the float of our BEPC shares and provide incremental cash to deploy into growth or to buy back additional shares.

Distribution Declaration

The next quarterly distribution in the amount of $0.392 per LP unit, is payable on March 31, 2026 to unitholders of record as at the close of business on February 27, 2026. This represents an over 5% increase to our distribution, bringing our total annual distribution per unit to $1.568.

In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.392 per share, also payable on March 31, 2026 to shareholders of record as at the close of business on February 27, 2026.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Fourth Quarter and 2025 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

To participate in the Conference Call on January 30, 2026 at 9:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BIeff9653c206b4ead807dc03f63c0c793. Upon registering, you will be emailed a dial-in number and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/phee67ig/.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at http://www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416)-649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of December 31
UNAUDITED (MILLIONS)	2025		2024
Assets
Cash and cash equivalents		$2,093		$3,135
Trade receivables and other financial assets(4)		8,458		6,705
Equity-accounted investments		4,087		2,740
Property, plant and equipment, at fair value and Goodwill		76,475		78,909
Deferred income tax and other assets(5)		7,588		3,320
Total Assets		$98,701		$94,809

Liabilities
Corporate borrowings(6)		$3,686		$3,802
Borrowings which have recourse only to assets they finance(7)		31,206		30,588
Accounts payable and other liabilities(8)		19,440		15,524
Deferred income tax liabilities		9,395		8,439

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$24,164		$26,168
General partnership interest in a holding subsidiary held by Brookfield	52		50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,524		2,457
BEPC exchangeable shares and class A.2 exchangeable shares	2,330		2,269
Preferred equity	563		537
Perpetual subordinated notes	737		737
Preferred limited partners' equity	634		634
Limited partners' equity	3,970	34,974	3,604	36,456
Total Liabilities and Equity		$98,701		$94,809

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended December 31		For the twelve months ended December 31
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024
Revenues	$1,539	$1,432	$6,407	$5,876
Other income(9)	1,038	376	1,589	627
Direct operating costs(10)	(808)	(705)	(2,903)	(2,580)
Management service costs	(61)	(47)	(223)	(204)
Interest expense	(638)	(509)	(2,457)	(1,988)
Share of losses from equity-accounted investments	(27)	(18)	(110)	(88)
Foreign exchange and financial instrument gain	864	458	1,434	880
Depreciation	(622)	(477)	(2,425)	(2,010)
Other	(872)	(537)	(1,214)	(713)
Income tax recovery
Current	192	166	249	160
Deferred	73	49	365	31
Net income (loss)	$678	$188	$712	$(9)
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$268	$197	$731	$455
Net income (loss) attributable to Unitholders	$410	$(9)	$(19)	$(464)
Basic and diluted income (loss) per LP unit	$0.54	$(0.06)	$(0.25)	$(0.89)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2025	2024	2025	2024
Operating activities
Net income (loss)	$678	$188	$712	$(9)
Adjustments for the following non-cash items:
Depreciation	622	477	2,425	2,010
Unrealized foreign exchange and financial instrument gain	(444)	(527)	(1,022)	(977)
Share of losses from equity-accounted investments	27	18	110	88
Deferred income tax recovery	(73)	(49)	(365)	(31)
Other non-cash items	(143)	228	(102)	391
	667	335	1,758	1,472
Net change in working capital and other(11)	(327)	(114)	(266)	(198)
	340	221	1,492	1,274
Financing activities
Net corporate borrowings	—	139	200	725
Corporate credit facilities, net	—	140	(240)	240
Non-recourse borrowings, commercial paper, and related party borrowings, net	1,576	4,654	7,859	6,749
Net capital contributions from and distributions paid to participating non-controlling interests – in operating subsidiaries	(1,502)	1,078	(1,205)	1,033
Net Issuance (repurchases) of equity instruments and related costs	632	—	598	(37)
Distributions paid to unitholders of Brookfield Renewable or BRELP	(289)	(263)	(1,140)	(1,061)
	417	5,748	6,072	7,649
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	(6)	(2,831)	(4,435)	(2,940)
Investment in property, plant and equipment	(1,808)	(1,155)	(6,587)	(3,733)
Disposals (purchases) of associates and other assets	1,396	(109)	2,743	(93)
Restricted cash and other	(190)	34	(368)	(34)
	(608)	(4,061)	(8,647)	(6,800)
Cash and cash equivalents
Increase (decrease)	149	1,908	(1,083)	2,123
Foreign exchange gain (loss)	1	(67)	122	(95)
Net change in cash classified as assets held for sale	8	28	(81)	(34)
Balance, beginning of period	1,935	1,266	3,135	1,141
Balance, end of period	$2,093	$3,135	$2,093	$3,135

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
UNAUDITED	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	1,664	1,880	2,910	2,910	$207	$165	$133	$88	$57	$22
Brazil	840	904	983	983	49	48	33	41	29	36
Colombia	1,787	776	1,697	1,009	136	100	90	50	34	28
	4,291	3,560	5,590	4,902	392	313	256	179	120	86
Wind	2,224	2,289	2,591	2,588	169	172	137	265	86	214
Utility-scale solar	942	731	1,159	896	73	58	92	99	52	70
Distributed energy & storage	302	288	250	230	73	50	224	37	206	23
Sustainable solutions	—	—	—	—	178	144	44	47	37	38
Corporate	—	—	—	—	—	—	(9)	(9)	(155)	(127)
Total	7,759	6,868	9,590	8,616	$885	$737	$744	$618	$346	$304

PROPORTIONATE RESULTS FOR THE TWELVE MONTHS ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the twelve months ended December 31:

	(GWh)				(MILLIONS)
UNAUDITED	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	10,400	10,821	12,155	12,155	$1,063	$932	$659	$575	$378	$300
Brazil	3,557	3,809	3,888	4,043	197	208	138	151	121	130
Colombia	4,594	2,950	4,377	3,646	347	338	226	176	108	81
	18,551	17,580	20,420	19,844	1,607	1,478	1,023	902	607	511
Wind	8,406	8,276	9,536	9,604	596	629	481	631	303	484
Utility-scale solar	4,759	3,712	5,699	4,365	469	416	494	464	345	349
Distributed energy & storage	1,441	1,379	1,282	1,111	261	227	504	229	453	186
Sustainable solutions	—	—	—	—	609	496	198	165	161	143
Corporate	—	—	—	—	—	—	(2)	17	(535)	(456)
Total	33,157	30,947	36,937	34,924	$3,542	$3,246	$2,698	$2,408	$1,334	$1,217

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended December 31, 2025:

UNAUDITED (MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$28	$(164)	$(91)	$280	$764	$(139)	$678
Add back or deduct the following:
Depreciation	173	215	158	67	9	—	622
Deferred income tax (recovery) expense	(22)	(53)	(49)	65	1	(15)	(73)
Foreign exchange and financial instrument (gain) loss	(82)	(148)	(361)	(144)	(131)	2	(864)
Other(12)	95	227	362	419	(616)	16	503
Management service costs	—	—	—	—	—	61	61
Interest expense	225	168	138	41	1	65	638
Current income tax expense (recovery)	42	10	17	(261)	(1)	1	(192)
Amount attributable to equity accounted investments and non-controlling interests(13)	(203)	(118)	(82)	(243)	17	—	(629)
Adjusted EBITDA attributable to Unitholders	$256	$137	$92	$224	$44	$(9)	$744

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended December 31, 2024:

UNAUDITED (MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$71	$203	$(134)	$25	$105	$(82)	$188
Add back or deduct the following:
Depreciation	158	184	87	45	3	—	477
Deferred income tax (recovery) expense	(15)	21	(11)	(32)	5	(17)	(49)
Foreign exchange and financial instrument gain	(60)	(86)	(120)	(65)	(114)	(13)	(458)
Other(12)	11	81	330	115	22	8	567
Management service costs	—	—	—	—	—	47	47
Interest expense	185	136	97	38	4	49	509
Current income tax expense (recovery)	16	(16)	(50)	(115)	—	(1)	(166)
Amount attributable to equity-accounted investments and non-controlling interests(13)	(187)	(258)	(100)	26	22	—	(497)
Adjusted EBITDA attributable to Unitholders	$179	$265	$99	$37	$47	$(9)	$618

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended December 31, 2025:

UNAUDITED (MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$220	$(92)	$(283)	$484	$878	$(495)	$712
Add back or deduct the following:
Depreciation	666	878	578	260	43	—	2,425
Deferred income tax (recovery) expense	(38)	(213)	(169)	98	1	(44)	(365)
Foreign exchange and financial instrument (gain) loss	(31)	(497)	(448)	(245)	(244)	31	(1,434)
Other(12)	140	332	554	490	(577)	42	981
Management service costs	—	—	—	—	—	223	223
Interest expense	789	694	528	204	4	238	2,457
Current income tax expense (recovery)	76	10	67	(405)	—	3	(249)
Amount attributable to equity-accounted investments and non-controlling interests(13)	(799)	(631)	(333)	(382)	93	—	(2,052)
Adjusted EBITDA attributable to Unitholders	$1,023	$481	$494	$504	$198	$(2)	$2,698

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended December 31, 2024:

UNAUDITED (MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$250	$149	$(150)	$62	$110	$(430)	$(9)
Add back or deduct the following:
Depreciation	636	805	414	144	11	—	2,010
Deferred income tax expense (recovery)	2	(1)	6	1	4	(43)	(31)
Foreign exchange and financial instrument gain	(122)	(201)	(175)	(199)	(177)	(6)	(880)
Other(12)	18	84	384	178	41	94	799
Management service costs	—	—	—	—	—	204	204
Interest expense	768	491	355	159	14	201	1,988
Current income tax expense (recovery)	70	(6)	(85)	(136)	—	(3)	(160)
Amount attributable to equity-accounted investments and non-controlling interests(13)	(720)	(690)	(285)	20	162	—	(1,513)
Adjusted EBITDA attributable to Unitholders	$902	$631	$464	$229	$165	$17	$2,408

The following table reconciles non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2025	2024	2025	2024
Net income (loss)	$678	$188	$712	$(9)
Add back or deduct the following:
Depreciation	622	477	2,425	2,010
Deferred income tax recovery	(73)	(49)	(365)	(31)
Foreign exchange and financial instruments gain	(864)	(458)	(1,434)	(880)
Other(14)	503	567	981	799
Amount attributable to equity-accounted investments and non-controlling interests(15)	(520)	(421)	(985)	(672)
Funds From Operations	$346	$304	$1,334	$1,217

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) per LP unit is reconciled to Funds From Operations per Unit:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED	2025	2024	2025	2024
Net income (loss) per LP unit(1)	$0.54	$(0.06)	$(0.25)	$(0.89)
Adjust for the proportionate share of
Depreciation	0.46	0.39	1.72	1.55
Deferred income tax recovery	(0.29)	(0.04)	(0.29)	(0.09)
Foreign exchange and financial instruments gain	(0.20)	(0.24)	(0.13)	(0.41)
Other{16)	—	0.41	0.96	1.67
Funds From Operations per Unit(3)	$0.51	$0.46	$2.01	$1.83

BROOKFIELD RENEWABLE CORPORATION REPORTS
FOURTH QUARTER AND 2025 RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today have declared a quarterly dividend of $0.392 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on March 31, 2026 to shareholders of record as at the close of business on February 27, 2026. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The Shares of BEPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BEP's LP units and each Share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended December 31		For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited	2025	2024	2025	2024
Select Financial Information
Net (loss) income attributable to the partnership	$(706)	$761	$(2,344)	$236
Funds From Operations (FFO)(2)	120	199	628	794

BEPC reported FFO of $628 million for the twelve months ended December 31, 2025 compared to $794 million in the prior year. FFO for the twelve months ended December 31, 2025 is lower due to a reorganization in the prior year that resulted in the disposition of a fully integrated developer and operator of renewable power assets in the United States to Brookfield Renewable as well from the sale of a European renewable platform that reduced results compared to last year.

After deducting non-cash depreciation, remeasurement of shares classified as a financial liability, and other non-cash items our Net loss attributable to the partnership for the twelve months ended December 31, 2025 was $2,344 million compared to net income of $236 million in the prior year. Adjusting for the remeasurement of financial liability associated with our exchangeable shares, the Net loss attributable to the partnership for the twelve months ended December 31, 2025 is $683 million compared to a loss of $457 million in the prior year.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of December 31
UNAUDITED (MILLIONS)	2025		2024
Assets
Cash and cash equivalents		$682		$624
Trade receivables and other financial assets(4)		3,230		3,162
Equity-accounted investments		1,014		753
Property, plant and equipment, at fair value and Goodwill		40,508		39,388
Deferred income tax and other assets(5)		833		202
Total Assets		$46,267		$44,129

Liabilities
Borrowings which have recourse only to assets they finance(7)		$15,264		$13,775
Accounts payable and other liabilities(8)		4,171		3,153
Deferred income tax liabilities		7,339		6,493

Shares classified as financial liabilities		10,261		8,600

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$9,305		$10,508
Participating non-controlling interests – in a holding subsidiary held by the partnership	333		259
The partnership	(406)	9,232	1,341	12,108
Total Liabilities and Equity		$46,267		$44,129

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2025	2024	2025	2024

Revenues	$938	$987	$3,728	$4,142
Other income	47	333	194	429
Direct operating costs(10)	(404)	(457)	(1,495)	(1,767)
Management service costs	(35)	(35)	(110)	(106)
Interest expense	(436)	(635)	(1,672)	(1,667)
Share of losses from equity-accounted investments	(2)	(2)	(8)	(24)
Foreign exchange and financial instrument gain	143	160	91	238
Depreciation	(301)	(292)	(1,240)	(1,262)
Other	(143)	(47)	(183)	(76)
Remeasurement of financial liability associated with our shares(17)	(483)	1,034	(1,661)	693
Income tax (expense) recovery
Current	(64)	(37)	(119)	(100)
Deferred	74	(64)	132	(67)
Net (loss) income	$(666)	$945	$(2,343)	$433
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$40	$181	$1	$193
Participating non-controlling interests – in a holding subsidiary held by the partnership	—	3	—	4
The partnership	(706)	761	(2,344)	236
	$(666)	$945	$(2,343)	$433

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended December 31		For the twelve months ended December 31
	2025	2024	2025	2024
Operating activities
Net (loss) income	$(666)	$945	$(2,343)	$433
Adjustments for the following non-cash items:
Depreciation	301	292	1,240	1,262
Unrealized foreign exchange and financial instruments gain	(108)	(160)	(99)	(265)
Share of losses from equity-accounted investments	2	2	8	24
Deferred income tax (recovery) expense	(69)	64	(127)	67
Other non-cash items	156	(249)	208	(150)
Remeasurement of financial liability associated with our shares(17)	483	(1,034)	1,661	(693)
	99	(140)	548	678
Net change in working capital and other(11)	(100)	(16)	(41)	(129)
	(1)	(156)	507	549
Financing activities
Non-recourse borrowings and related party borrowings, net	1,320	397	1,624	467
Net capital contributions from and distributions paid to participating non-controlling interests – in operating subsidiaries	(1,261)	(94)	(1,526)	(275)
Distributions paid to the partnership	—	—	(5)	—
	59	303	93	192
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	—	—	—	—
Investment in equity-accounted investments	(29)	(110)	(153)	(110)
Investment in property, plant and equipment	(350)	(311)	(1,140)	(949)
Disposal of subsidiaries, associates and other securities, net	524	243	882	407
Restricted cash and other	(91)	53	(167)	(13)
	54	(125)	(578)	(665)
Cash and cash equivalents
Increase	112	22	22	76
Foreign exchange (loss) gain on cash	(6)	(46)	44	(77)
Net change in cash classified as assets held for sale	17	29	(8)	(2)
Balance, beginning of period	559	619	624	627
Balance, end of period	$682	$624	$682	$624

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income to Funds From Operations:

	For the three months ended December 31		For the twelve months ended December 31
UNAUDITED (MILLIONS)	2025	2024	2025	2024

Net (loss) income	$(666)	$945	$(2,343)	$433
Add back or deduct the following:
Depreciation	301	292	1,240	1,262
Foreign exchange and financial instruments gain	(143)	(160)	(91)	(238)
Deferred income tax (recovery) expense	(74)	64	(132)	67
Other(18)	265	23	329	(90)
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(19)	128	356	551	549
Remeasurement of financial liability associated with our shares(17)	483	(1,034)	1,661	(693)
Amount attributable to equity accounted investments and non-controlling interests(20)	(174)	(287)	(587)	(496)
Funds From Operations	$120	$199	$628	$794

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain assets), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; changes to government regulations, including incentives for renewable energy; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the most recent Form 20-F of BEP and in the most recent Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our audited Q4 2025 annual report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Year Ended December 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our audited Q4 2025 annual report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

1)  For the three and twelve months ended months ended December 31, 2025, average LP units totaled 295.4 million and 287.0 million respectively (2024: 285.1 million and 285.5 million).

2)  Refer to Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see "Reconciliation of Non-IFRS Measures" and "Cautionary Statement Regarding Use of Non-IFRS Measures".

3)  Average Units outstanding for the three and twelve months ended months ended December 31, 2025 were 673.5 million and 665.1 million (2024: 663.2 million and 663.6 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares. The actual Units outstanding as at December 31, 2025 were 684.1 million (2024: 663.3 million).

4)  Balance includes restricted cash, trade receivables and other current assets, financial instrument assets, and due from related parties on the consolidated statements of financial position.

5)  Balance includes deferred income tax assets, assets held for sale, and other long-term assets on the consolidated statements of financial position.

6)  Balance includes current and non-current portion of corporate borrowings on the consolidated statements of financial position.

7)  Balance includes current and non-current portion of non-recourse borrowings on the consolidated statements of financial position.

8)  Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities on the consolidated statements of financial position.

9)  Other income for the three and twelve months ended December 31, 2025 includes a $619 million gain related to the reclassification of Brookfield Renewable’s investment in Westinghouse to a financial asset, measured at fair value, due to a simplification of the governance structure of the Brookfield consortium’s holdings in Westinghouse in the fourth quarter of 2025. This gain is excluded from Other income in FFO. Prior to this reclassification, Brookfield Renewable’s investment in Westinghouse was presented as an equity accounted investment.

10)  Direct operating costs exclude depreciation expense disclosed below.

11)  Balance includes net change in working capital, dividends received from equity-accounted investments and changes due to or from related parties on the consolidated statements of cash flows.

12)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

13)  Amount attributable to equity-accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

14)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

15)  Amount attributable to equity-accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

16)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.

17)  Reflects gains (losses) on shares with an exchange/redemption option that are classified as liabilities under IFRS.

18)  Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

19)  Balance is included within interest expense on the consolidated statements of income (loss).

20)  Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

21)  Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.